AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1
8 March 2007

Allotment of shares:

a)	Ordinary shares, CA 0525261008
b)	200,000 shares issued
c)	200,000 options exercised at US$1.20
d)	Cash
e)	N/a
f)	Shares issued equivalent to 0.72% of total ordinary shares now on issue
g)	Issued upon exercise of incentive stock options
h)	Options terms dated 2 February 2006
i)	Shares are not transferable until 2 June 2006 (no restrictions now apply); not transferable to US citizens for 40 days after issue (10 April 2007)
j)	27,964,287 ordinary shares in total after issue
k)	N/a
l)	Date of Issue: 1 March 2007